NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the three months ended March 31, 2005.

This MD&A is prepared as of May 5, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2           Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located in Alaska near the village of Iliamna, approximately 380 kilometers (235 miles) southwest of Anchorage.

Pebble Project

Property Agreements

By Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., as trustee of HDG Master Trust ("HDGI"), a related party to the Company, the Company was assigned an 80% interest in two options granted by Teck Cominco American Incorporated ("Teck Cominco") to HDGI in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska. One option granted the right to purchase the known mineralized resource at Pebble (the "Resource Lands Option") and the second option allowed the purchase of a 50% interest in the lands surrounding the Resource Lands (the "Exploration Lands Option"). HDGI is a related party by virtue of both having directors in common with Company and its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interest in these option agreements in consideration of the Company reimbursing HDGI's costs of $584,655, which included the staking of 134 claims to expand the property, along with 30 kilometers of induced polarization surveying over the new claims and agreeing to "carry" (i.e. pay for) HDGI’s costs in connection with the requirements under the Teck Cominco Options in respect of the retained 20% contractual interest up to a certain point.

The Resource Lands Option enabled the Company to explore the Pebble property for more than two years before the option to purchase the Resource Lands expired and this Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the one year extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI's 20% carried contractual interest, by paying Teck Cominco US$10 million (as adjusted), in cash or shares, prior to November 30, 2004 which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco. Teck Cominco has the right for 180 days to elect whether to require the Company to manage the resale of these shares in a

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

manner where Teck Cominco is guaranteed the US$10 million resale proceeds. Teck Cominco's resale proceeds would be credited with any share resale surplus returned to the Company's treasury, and any share resale shortfall below the US$10 million made up by the Company in cash or through the issuance of additional shares. The Company had the right, until March 14, 2005, to purchase HDGI's 20% carried contractual interest in the Resource Lands and the Exploration Lands by payment, in shares, of the independently appraised value of the 20% carried contractual interest.

Interim payments to Teck Cominco were also required under the Options, including US$250,000, in cash or shares prior to December 31, 2001 (which was paid in cash), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (which were issued during the year ended December 31, 2002) and 750,000 warrants (of which 500,000 were issued on March 27, 2002 exercisable at $1.15 and the remaining 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002.

If the Company exercised the Resource Lands Option it could then exercise the Exploration Lands Option and earn a 50% interest in the adjacent Exploration Lands, but subject to HDGI's 20% carried contractual interest therein, by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004. This drilling requirement was completed before November 30, 2004 and the Company earned its 50% interest in the Exploration Lands Option.

Upon the Company exercising the Resource Lands Option, Teck Cominco could either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment and a 4% pre-payback net profits interest (after debt service) and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price in satisfaction of the US$4 million payment.

As a consequence of exercising the Options, the Company had a 90 day period (extended by agreement to March 14, 2005) to elect whether to also acquire HDGI's 20% carried contractual interest in the Resource Lands and HDGI's 20% carried contractual interest in the Exploration Lands for share consideration equal to the independently appraised value of the two carried contractual interests in a valuation acceptable to the TSX Venture Exchange. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 common shares (the "Consideration Shares"), representing approximately 20% of the post-transaction market capitalization of the Company. The completion of the transaction is subject to regulatory approvals.

The acquisition of the carried contractual interest was considered by a special committee of disinterested directors of the Company, which oversaw the preparation of a report on the independently appraised value of the carried contractual interest. The special committee also engaged Westwind Partners to provide an opinion to the board of directors as to the fairness and reasonableness, from a financial point of view, of the acquisition of the carried contractual interest to shareholders of Northern Dynasty. Based on the respective opinions of the independent valuator and Westwind, the special committee recommended to the board of directors of Northern Dynasty that the carried contractual interest be acquired for 14,002,268 Northern Dynasty common shares. The reports of the independent valuator and Westwind will, once

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

finalized, be filed on www.sedar.com. The board of directors of Northern Dynasty voted to accept the recommendation of the special committee, with all directors who are related parties by virtue of their interests in the carried contractual interest abstaining from such vote.

No bonuses, commissions or finders' fees were payable in respect of the acquisition of the carried contractual interest or the issue of the Consideration Shares.

Upon receipt of the required regulatory approvals, Northern Dynasty will have acquired a 100% working interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section use the terms 'measured resources’, 'indicated resources’ and 'inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. In addition, 'inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Technical Programs

The Pebble property hosts an extensive, northeast-trending mineralized system defined by an 89 square kilometer (34 square mile) Induced Polarization chargeability (geophysical) anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit, which was discovered and partially outlined through drilling from 1987-1997 by Teck Cominco, is situated in the northeastern part of the sulphide system. Two porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins, discovered in exploration drilling by Northern Dynasty, also occur within the sulphide system to the southwest of the Pebble deposit.

Northern Dynasty conducted exploration programs from 2001-2003. In 2004, the project made the transition from exploration to mine planning. In addition to extensive drilling, the Company began comprehensive engineering, environmental and socioeconomic programs designed to advance the Pebble project through the feasibility stage as well as providing the necessary data for permit applications. These programs are on-going in 2005.

Mineral Resource Estimate

Drilling in 2004 upgraded a significant portion of the Pebble mineral resources to measured and indicated classifications, expanded the deposit and also identified a higher-grade portion on the eastern side of the Pebble deposit beneath a cover of Tertiary rocks (the East Zone). In the Pebble deposit, potentially economic mineralization extends over a known area of 3 kilometers by 2.2 kilometers (2.5 square miles) and to a depth of 600 meters (1,970 feet) in the Central Zone, and to a depth of 800 meters (2,265 feet) in the East Zone

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

A March 2005 estimate of the mineral resources outlined by drilling to the end of 2004 indicates that at a cut-off grade of 0.30% copper-equivalent, the Pebble deposit contains:

•
31.3 million ounces of gold, 18.8 billion pounds of copper, and almost 1 billion pounds of molybdenum in Measured and Indicated Resources of 3.03 billion tonnes grading 0.28% Cu, 0.32 g/t Au, and 0.015% Mo; and

•	10.8 million ounces of gold, 5.9 billion pounds of copper and 361 million pounds of molybdenum in Inferred Resources of 1.13 billion tonnes grading 0.30 g/t Au, 0.27% Cu and 0.015% Mo.

Higher-grade resources, above a cut-off grade of 0.70% copper-equivalent, include:

•	Measured and Indicated resources of 569 million tonnes grading 0.50 g/t Au, 0.46% Cu and 0.021% Mo; and

•	Inferred Resources of 143 million tonnes grading 0.56 g/t Au, 0.40% copper and 0.020% Mo.

Further details are tabulated below:

MEASURED PLUS INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[2] %	Million Tonnes	Gold g/t	Copper %	Molybdenum %	CuEQ %	Gold M ozs	Copper B lbs	Molybdenum M lbs
0.30	3,026	0.32	0.28	0.015	0.56	31.3	18.8	993
0.40	2,413	0.35	0.31	0.016	0.61	27.0	16.5	855
0.50	1,628	0.39	0.35	0.018	0.69	20.5	12.7	629
0.60	970	0.45	0.41	0.020	0.78	13.8	8.7	420
0.70	569	0.50	0.46	0.021	0.88	9.1	5.8	265

INFERRED RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ[2] %	Million Tonnes	Gold g/t	Copper %	Molybdenum %	CuEQ %	Gold M ozs	Copper B lbs	Molybdenum M lbs
0.30	1,130	0.30	0.24	0.014	0.50	10.8	5.9	361
0.50	417	0.42	0.31	0.018	0.67	5.6	2.9	168
0.70	143	0.56	0.40	0.020	0.85	2.6	1.3	62

Notes:

1.	Mineral Resources do not have demonstrated economic viability.

2
Copper-equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06). Copper-equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.

The independent qualified persons for the resource estimate are David W. Rennie, P.Eng., of Roscoe Postle Associates, Inc., and R. Mohan Srivastava, P.Geo., of FSS Canada Consultants Inc. A technical report was filed on www.sedar.com in April 2005.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

2005 Program

A $44.5 million program is planned for 2005, encompassing comprehensive engineering, environmental, and socioeconomic programs, and additional site drilling. The site drilling includes exploration and infill core drilling; metallurgical core drilling; and some 60 days of reverse circulation drilling to collect further hydrological data.

Drilling

The exploration and metallurgical core drilling programs got underway in April 2005, subsequent to the end of the quarter. Two drills are currently on site. One drill is acquiring metallurgical samples and the other is testing the higher-grade mineralization of the East Zone.

Feasibility Study

AMEC Americas (AMEC) commenced work on the feasibility study in January. After an initial review of the status of studies so far, AMEC convened a multi-disciplinary planning session that produced the basis for the current study schedule that projects completion of the feasibility study by the end of 2005. To achieve this date, certain activities that will confirm the basis for the design, for example, metallurgical testwork will continue in parallel with the feasibility study. In addition, a number of studies were initiated to integrate the increased resource base into the mining and processing plans.

Metallurgy and Process Plant Design

AMEC began by developing process flow sheets based on Northern Dynasty’s initial concepts and existing AMEC data. These have been updated based on testwork and reviews and used to develop initial plant layouts. Based on this, the resource increase, and the ongoing testwork, an increased nominal throughput is being developed for the feasibility study base case.

Testwork to assess grinding characteristics of Pebble material was completed during the first quarter. This work was done on the PQ core that had been delivered to SGS Lakefield’s testing facility in Ontario in late 2004. AMEC and Northern Dynasty’s consultants are using these results to develop a plant design for the feasibility study. Additional testing will be carried out on samples of older, smaller core that was collected and shipped to Lakefield in April, as well as the new PQ core samples derived from the current metallurgical drilling program.

The initial phase of flotation testwork was developed during the quarter, and samples were also prepared for this work. Testwork to confirm the flotation response of materials from various parts of the deposit began in April. Future work will assess gold deportment to the concentrate and variability of the material across the deposit.

Mining

With the substantial increase in the mineral resources in the March 2005 estimate, initial pit design work was completed to assess how much of the additional resource might be captured within the feasibility study pit. The initial work was done in-house, and then corroborated by AMEC.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Tailings and Water Management

Knight Piésold has evaluated options to accommodate the larger tailings and waste rock output from the larger resource, and details for water management are currently being assessed. An initial concept for the site investigation program, combining geotechnical, water quality, and groundwater data collection along with the other environmental disciplines, was developed and reviewed in April.

Infrastructure

The Company and Homer Electric (HEA) are jointly conducting a study to assess the viability of power supply from the Railbelt grid and to determine the benefits of this approach to all stakeholders. The study will evolve into a component of the feasibility study. A report on the initial benefits and preliminary costs is being prepared.

Company representatives held discussions with a number of transportation companies to provide them with concepts for construction logistics and transportation requirements for the operation. Similar discussions were held with Alaskan companies to get input on the construction of a concentrate pipeline. BRASS Engineering was selected as the pipeline engineering consultant for the feasibility study.

Environmental and Socioeconomic Baseline Studies

The main activities during the quarter were compilation of results, preparation of reports from 2004 data collection programs and collection of winter baseline data.

Baseline data is being collected to assess a variety of environmental factors, including meteorology, background noise conditions near communities, fish and aquatic resources including over-wintering habitat utilization, water quality including trace element analyses, surface and groundwater flows and sampling, wildlife observations including winter movements. New sites for baseline studies were also investigated at the proposed port location.

Baseline workforce surveys were carried out in local communities as well as interviews to assess subsistence use of natural resources. A report on the latter study was submitted to State Historic Preservation Office.

Proactive engagement of community leaders and the general population has continued through one-on-one meetings and community presentations, ongoing dialogue and presentations to government agencies and business and environmental organizations. Subsequent to the end of the quarter in April, company representatives and consultants participated in three-day conference in the community of Newhalen that was organized by the University of Alaska on mining and renewable resources.

Progress reports for all studies were received in February and a composite report, for distribution to the agencies and stakeholders, is in preparation. In addition, a comprehensive study plan, with budgets, to ensure that the programs will meet requirements and expectations of the Company and agencies is nearing completion.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.49/lb over the first four months of 2005.

Gold prices also continued an overall uptrend, averaging US$410/oz in 2004. Gold prices have averaged approximately US$429/oz over the first four months of 2005.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by year end. Molybdenum oxide prices were in the range of US$32.00/lb at the end of the first quarter of 2005.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2004	2003	2002
Current assets	$13,254,219	$3,670,609	$682,336
Mineral properties	11,788,621	–	–
Other assets	398,101	12,037	2,813
Total assets	25,440,941	3,682,646	685,149

Current liabilities	3,025,155	429,722	186,288
Shareholders’ equity	22,415,786	3,252,924	498,861
Total shareholders’ equity & liabilities	25,440,941	3,682,646	685,149

Working capital	10,229,064	3,240,887	496,048

Expenses
Conference and travel	351,201	80,019	55,856
Depreciation	45,994	3,832	721
Exploration	32,594,900	5,501,729	4,329,936
Legal, accounting and audit	143,916	29,977	45,518
Office and administration	1,382,986	521,557	480,987
Shareholder communication	471,032	578,476	164,031
Trust and filing	85,438	39,125	24,768
Foreign exchange loss (gain)	251,135	(62,206)	37,655
Gain on disposal of equipment	–	(3,403)	–
Interest income	(357,926)	(64,709)	(26,979)
Write down of marketable securities	351,094	–	–
Exploration - stock-based compensation	3,111,302	426,178	–
Stock-based compensation	3,267,575	1,248,886	–
Loss for the period	$41,698,647	$8,299,461	$5,112,493

Basic and diluted loss per share	$(1.04)	$(0.35)	$(0.41)

Weighted average number of common shares outstanding	39,926,335	23,386,208	12,562,113

Page 9of 16

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Results of Operations

Loss for the three months ended March 31, 2005 increased to $7,675,536, compared to a loss of $4,064,301 in the same quarter of the previous fiscal year. Included in the loss for the current period was stock-based compensation expense of $1,390,719 and exploration costs of $5,582,068.

Expenses excluding stock-based compensation, foreign exchange, and interest, increased to $6,383,387 in the first quarter of fiscal 2005 compared to $1,686,044 in the same quarter of 2004.

Exploration costs increased in the first quarter of fiscal 2005 compared to the same quarter of 2004. The reason for the increase in exploration costs over the same quarter last year is due to the Company's work on the Pebble feasibility study, which wasn't going on in the first quarter of 2004.

The main exploration expenditure during the period was for environmental (2005 - $3,004,656; 2004 – nil) for planning and carrying out a variety of environmental test work. Other significant exploration costs are:

•	helicopter transportation for geological and environmental crews as well as drills and drill crews (2005 – $215,330; 2004 – $40,344);

•	engineering (2005 – $1,303,372; 2004 – $578,504) for work on the feasibility study; and

•	socioeconomic (2005 – $406,335; 2004 – $4,864), including native and community affairs.

Office and administration costs increased from $135,957 spent in the first quarter of the 2004 fiscal year to $492,580 in the first quarter of the 2005 fiscal year as additional activities have been required to support work at the Pebble site. Shareholder communication expenses decreased from $192,810 spent in the first quarter of 2004 to $89,191 spent in the first quarter of fiscal 2005.

Stock-based compensation of $1,390,719 was charged to operations during the first quarter of 2005, compared to $2,343,515 in the fourth quarter of 2004 and $2,599,387 in the first quarter of 2004.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Mar 31
	2005	2004	2004	2004	2004	2003	2003	2003
Current assets	$39,262	$13,254	$20,535	$24,741	$24,781	$3,671	$5,386	$469
Mineral properties	16,707	11,789	–	–	–	–	–	–
Other assets	405	398	264	147	33	12	4	3
Total assets	56,374	25,441	20,799	24,888	24,814	3,683	5,391	472

Current liabilities	3,892	3,025	7,087	2,303	631	430	843	31
Shareholders’ equity	52,482	22,416	13,712	22,585	24,183	3,253	4,548	441
Total shareholders’ equity
and liabilities	56,374	25,441	20,799	24,888	24,814	3,683	5,391	472

Working capital	35,370	10,229	13,448	22,438	24,150	3,241	4,543	438

Expenses
Conference and travel	83	78	139	102	32	35	14	6
Depreciation	19	26	12	6	2	3	1	–
Exploration	5,582	6,315	17,809	7,163	1,308	2,001	2,000	138
Legal, accounting and audit	50	102	32	7	3	8	7	1
Office and administration	493	415	610	222	136	53	188	56
Shareholder communication	89	81	122	76	193	57	395	28
Trust and filing	67	42	5	26	13	3	5	8
Subtotal	6,383	7,059	18,729	7,601	1,686	2,159	2,609	237
Foreign exchange loss (gain)	20	45	103	94	10	(11)	(16)	(4)
Gain on disposal of equipment	–	–	–	–	–	–	(3)	–
Interest income	(118)	(78)	(102)	(110)	(68)	(26)	(34)	(2)
Write down of marketable
securities	–	–	–	(351)	–	–	–	–
Subtotal	6,285	7,026	18,730	7,936	1,628	2,122	2,556	231
Stock-based compensation	1,391	2,344	1,555	44	2,437	1,675	–	–
Loss for the period	7,676	9,370	20,285	7,980	4,065	3,797	2,556	231

Basic and diluted loss per
share	$(0.16)	$(0.23)	$(0.46)	$(0.22)	$(0.13)	$(0.14)	$(0.11)	$(0.01)

Weighted average number of
common shares outstanding
YTD (thousands)	49,351	39,926	39,891	34,636	32,359	23,386	20,695	16,978

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6           Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2005, the Company had working capital of approximately $35.3 million. During the quarter ended March 31, 2005, the Company completed a $30.8 million private placement equity financing, which consisted of 7,247,000 units, each consisting of one common share and one warrant convertible into one common share. Taking into account in-the-money dilutables, the Company has sufficient capital to execute its 2005 work programs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

At March 31, 2005, Northern Dynasty had working capital of approximately $35.3 million, as compared to $10.2 million at the end of the 2004 fiscal year. Working capital increased as a result of the March 2005 $30.8 million private placement and $2,260,778 received in cash from the exercise of options and warrants during the quarter. Northern Dynasty had 56,507,498 common shares issued and outstanding at March 31, 2005.

The Company had no commitments for material capital expenditures as of March 31, 2005.

During the period November 2004 to March 2005, the Company acquired, subject to regulatory approvals, a 100% interest in the Pebble property (see Item 1.2 of this MD&A). The Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8           Off-Balance Sheet Arrangements

None.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9           Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. Northern Dynasty reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $484,660 in first quarter of fiscal 2005, as compared to $313,270 in the first quarter of the previous year. The variance between the current year and the 2004 fiscal year has increased due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI (as trustee of HDG Master Trust) in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (see note 6(a) of the accompanying financial statements) In March 2004, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI as trustee of HDG Master Trust (see note 6(a) of the accompanying financial statements).

During the three months ended March 31, 2005, the Company paid $nil to a private company controlled by Brian Mountford, a director, for engineering and project management services provided to the Company.

During the three months ended March 31, 2005, the Company paid $62,499 to Shambhala Gold plc, a wholly owned subsidiary of Galahad Gold plc, for engineering and project management services provided to the Company by Brian Mountford, a director of the Company and a consultant to Galahad Gold plc.

During the three months ended March 31, 2005, the Company paid approximately $49,000 to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

During the three months ended March 31, 2005, the Company was charged $16,488 by Galahad Gold plc, a significant shareholder of the Company, for travel expenses.

Refer also to item 1.2 for further discussion of the Pebble option agreements.

1.10         Fourth Quarter

Not applicable.

1.11         Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12         Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves, and
•	the carrying values of mineral properties,
•	the carrying values of property, plant and equipment, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13         Changes in Accounting Policies including Initial Adoption

None.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14         Financial Instruments and Other Instruments

None.

1.15         Other MD&A Requirements

1.15.1      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2      Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. As at March 31, 2005, the Company was a non-venture issuer.

1.15.3      Disclosure of Outstanding Share Data

The following details the share capital structure as of May 5, 2005, the date of this MD&A, subject to minor accounting adjustments.

		Exercise
	Expiry date	price	Number	Number
Common shares				56,672,832

Share purchase options	July 29, 2005	$0.94	50,000
	July 29, 2005	$2.35	157,500
	September 19, 2005	$2.30	7,500
	November 30, 2005	$5.00	1,414,634
	November 30, 2005	$5.05	38,000
	November 30, 2006	$4.65	100,000
	November 30, 2006	$5.00	2,145,667
	November 30, 2007	$5.31	655,000	4,568,301

Warrants	August 5, 2005	$4.15	2,283,853
	September 18, 2006	$5.00	7,247,000	9,530,853

On March 15, 2005, the Company announced it had reached an agreement to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares. These 14,002,268 shares are not reflected in the above-noted figures.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment which has been prepared is based only on the inferred resource model developed by Norwest Corporation in February, 2004. That model includes only assay information from drilling up to the end of 2003. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.